January 29, 2010
United States Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549
Attention: Ruth Sanders, Senior Counsel

Re:	Vanguard Group, Inc. (Accession Number 0000932471-10-000069)
CIK No. 0000102909
Fed. ID No. 23-1945930

File No. 812-13747
Dear Ms. Sanders:
Vanguard Group, Inc. requests the withdrawal of the initial filing of the Exemptive Application, File Type 40-APP, filed Friday, January 22, 2010. The filing EDGAR accession number is 0000932471-10-000069. Vanguard Group requests the withdrawal of this filing on the grounds that it was filed incorrectly as an initial filing. It has been subsequently filed correctly as an amended filing on January 27, 2010.
Please direct any communications concerning this request to me at (610) 503-5663.
Sincerely,
VANGUARD GROUP, INC.
Ari Gabinet
Principal
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